Exhibit 99.46

FOR IMMEDIATE RELEASE

Millennial Esports Gaming Studio Launches World’s Fastest Gamer Mobile Esports Competition to Massive Success

  ●    Initiative drives Eden Games’ Gear.Club towards 13 million downloads

  ●   New Eden-developed F1 Mobile game has more than 11 million downloads

TORONTO, August 9, 2019 - Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), – By forming a partnership between two of its market-leading esports assets – World’s Fastest Gamer and Gear.Club – Millennial Esports achieved a 280 per cent increase in players using the app daily in recent weeks after a 400 per cent increase in downloads in the same period.

The Eden-Games-owned and -developed Gear.Club is an Apple ‘Editors Choice’ realistic driving experience available on the Apple and Android mobile platforms. Players can race and explore in a vast, car-loving universe.

World’s Fastest Gamer is a unique competition that finds talented esports racers and gives them the opportunity to go from virtual to reality to become a real-life racing driver.

This month Millennial’s World’s Fastest Gamer and Gear.Club joined forces to drive massive interest in both brands. Gear.Club gamers had the chance to qualify for World’s Fastest Gamer by taking part in a qualifying tournament on the mobile platform.

The winner will join nine other gamers to compete for the chance to take part in a real-world race programme competing at circuits such as Daytona, Spa, and Silverstone.

The unique prize package drove a 280 percent increase in people playing Gear.Club and a four-fold increase in downloads. Entrants from around the world completed more than 382,000km to try to race their way into contention.

Since its launch, Gear.Club has been downloaded more than 12.8 million times. Meanwhile, the Eden-developed F1 Mobile game recently launched to overwhelmingly positive reviews and huge download numbers. In the nine months since it’s release, F1 Mobile has been downloaded more than 11 million times.

“Eden was the first traditional racing studio to switch to mobile, and the results have proven to be a big winner for Millennial Esports,” said Millennial Esports President and CEO, Darren Cox.

“The market reaction has been huge, particularly in North America and Europe. Millennial Esports will continue to leverage World’s Fastest Gamer and other assets to drive downloads at low cost while using a portion of recently raised funds to enable Eden to develop its own new IP that will provide significant sources of revenue in 2020 and beyond.”

“I believe we are still only scratching the surface for mobile racing games.”

While Millennial Esports was delivering its successful restructuring plan, Eden Games continued its tradition of making industry-leading moves. As the developer of the F1 Mobile game for Codemasters, Eden has achieved commercial and critical success just nine months after launch. F1 Mobile’s 11 million downloads and regular features from the Apple App Store demonstrate that after the success of Test Drive Unlimited and V-Rally, Eden Games remains at the top of its game.

Millennial Esports and Eden Games will reveal further updates later this month at GamesCon 2019 in Cologne. New Eden Games-developed titles over the next two years will include esports-specific modules, more social interaction, and – where regulation allows – wagering. Eden Games will also continue to develop its cutting-edge AI product, increasingly weaving it into future game releases.

“It has been an exciting year for all the team at Eden Games with the success of F1 Mobile and the wonderful partnership with World’s Fastest Gamer and Gear.Club,” said Eden Games Co-Founder David Nadal.

“We’re very excited about our upcoming announcements for GamesCon. Like our gamers playing F1 Mobile and Gear.Club around the world – we’re moving forward very quickly with some important new gaming developments.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France), which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

Media Contact

Gavin Davidson

Communications

Gavin.davidson@gmail.com

705.446.6630

Investor Contact

Darren Cox

CEO and Director

Darren.cox@millennialesports.com

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to completion of the final tranche of the Private Placement. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

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